Exhibit 99.1

 Double Hull Tankers, Inc. Reports Second Quarter 2006 Results

ST. HELIER, JERSEY, CHANNEL ISLANDS, August 7, 2006 — Double Hull Tankers, Inc. (NYSE:DHT) today announced results for the period from April 1 to June 30, 2006. Total revenues for this period were $19.4 million and net income was $6.7 million, or $0.22 per share (diluted). The Board of Directors of DHT has declared a dividend of $0.36 per share, which will be paid on September 4, 2006 to shareholders of record as of the close of business August 18, 2006. DHT plans to host a conference call at 9 am ET on August 10, 2006 to discuss the results for the quarter. See below for further details.

Background

On October 18, 2005, having completed its initial public offering, DHT acquired seven double hull crude oil tankers from OSG and commenced operations as an independent tanker company. DHT’s modern fleet consists of three Very Large Crude Carriers (VLCCs) and four Aframax tankers.

From the same date, all seven vessels have been chartered to OSG for periods ranging from five to six and one-half years. OSG in turn employs the three VLCCs in the Tankers International (TI) pool, the largest commercial pool for VLCCs, and the four Aframaxes in the Aframax International (AI) pool, the second largest commercial pool for Aframaxes. DHT receives a base charter hire and may, through profit sharing agreements, benefit from the vessels’ earnings in the pools over and above the base charter hire rates. The technical operations of the vessels (crewing, maintenance, repairs, drydockings etc.) are conducted by a subsidiary of OSG at substantially fixed costs to DHT.

Second Quarter 2006 Results

Total revenues for the second quarter of $19.4 million ($24.2 million in the first quarter) consist of $17.6 million in base charter hire revenue and $1.8 million in additional hire under our profit sharing arrangements with OSG. Of the additional hire, $1.0 million relates to the VLCCs and $0.8 million relates to the Aframax vessels. In the second quarter, DHT’s VLCC and Aframax tankers achieved average time charter equivalent (TCE) earnings in the commercial pools of $46,800 ($75,800 in the first quarter) and $27,200 ($39,700 in the first quarter) per day, respectively, according to data from the commercial pools. In general, through the profit sharing agreements, DHT earns 40% of the excess of the vessels’ actual net TCE earnings in the commercial pools over the base charter hire rates for the quarter, calculated on a fleet wide basis and on a four quarter rolling average. The actual average TCE earnings that DHT received for its vessels during the second quarter were $41,000 ($52,600 in the first quarter) and $23,800 ($28,700 in the first quarter) per day for the VLCCs and Aframax vessels, respectively.

Actual average TCE earnings are calculated by dividing the total revenue actually earned by the vessels by the sum of the total days each vessel was on hire during the period, or “revenue days”.  In the second quarter, the vessels’ revenue days were 272 (267 days in the first quarter) for the VLCCs and 345 (352 days in the first quarter) for the Aframax vessels.

For the second quarter of 2006 DHT’s vessel expenses, including insurance costs, were $4.7 million, depreciation and amortization expenses were $4.2 million and general and administrative expenses were $0.6 million.

Net finance expenses, including amortization of deferred debt issuance costs, were $3.2 million. DHT has entered into an interest rate swap agreement for the full amount of its term loan of $236 million, effectively fixing the interest rate at 5.6% until October 18, 2010. The term loan is non-amortizing until October 18, 2010.

Market Update

Market rates for VLCCs and Aframax tankers were stronger in the second quarter of 2006 than anticipated, with rates above the base charter hire rates in DHT’s charter arrangements with OSG for both the VLCCs and the Aframax tankers. The strong market in the second quarter, which has strengthened further in July, can be attributed to changes in the pattern of sourcing of crude oil which has resulted in longer transportation distances and reduction in the trading efficiency of the worldwide fleet due to an increased preference for double hull tankers and longer waiting times for single hull tankers. Additionally, several tankers are being used for storage.

Vessels’ Charter Arrangements and Vessel Operations

Our fleet of seven vessels have been time chartered to OSG from October 2005 for periods of 5-6 ½ years. We believe that the base hire component of each of our time charters will provide us with stable cash flows during market downturns, as our charters provide for fixed monthly base hire payments regardless of prevailing market rates so long as the vessel is not off hire. If market rates exceed the daily base hire rates set forth in our charters, we have the opportunity to participate in the excess due to the profit sharing component of our charter arrangements, as mentioned above.

All vessels are subject to scheduled periodic dry docking for the purpose of special survey and other interim inspections. Additionally, vessels can be subject to unscheduled off hire for ongoing maintenance purposes.

In April, the Overseas Cathy underwent repairs to a cargo line inside a cargo tank, which combined with passing interim special survey originally planned for second half of the year, resulted in 14 days off hire.

Of the two VLCCs scheduled for dry docking in the second half of the year, the Overseas Ann passed special survey in July, resulting in 17 days of off hire. The Overseas Chris is scheduled to undergo special survey in August with estimated off hire time of 12 days. The off hire time for these special surveys will be reflected in DHT’s results for the third quarter.

Growth Strategy

Our strategy is to selectively grow through a disciplined and low risk approach focused on dividend and shareholders value. We have reviewed a number of growth opportunities during the first half of 2006, but have not found any that add to shareholder value.

Annual Shareholders Meeting

The 2006 Annual Shareholders Meeting was held on Thursday, June 22, 2006. The shareholders voted to re-elect Rolf Wikborg as our Class III Director for a term of three years and to ratify Ernst & Young LLP as DHT’s independent auditors for fiscal 2006.

FINANCIAL INFORMATION
SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS*
($ in thousands except per share amounts)

	2Q 2006 April 1 to June 30, 2006	1Q 2006 January 1 to March 31, 2006	6 months January 1 to June 30, 2006

Shipping revenues	$19,363	$24,198	$43,561

Vessel expenses	4,679	4,496	9,175
Depreciation and amortization	4,216	4,172	8,388
General and administrative	577	604	1,181

Total operating expenses	9,472	9,272	18,744

Income from vessel operations	9,891	14,926	24,817

Interest income	267	196	463
Interest expense and amortization of deferred debt issuance cost	3,496	3,468	6,964

Net income	6,662	11,654	18,316

Basic net income per share	$0.22	$0.39	$0.61
Diluted net income per share	$0.22	$0.39	$0.61

Weighted average number of shares (basic)	30,006,250	30,006,250	30,006,250
Weighted average number of shares (diluted)	30,010,634	30,013,806	30,012,259

*                    Comparative financial information for the first half of 2005 is not included because this information pertains to operations of DHT’s predecessor. Comparative information is therefore not meaningful.

SUMMARY CONSOLIDATED BALANCE SHEETS
($ in thousands)

	June 30, 2006	December 31, 2005

Current Assets
Cash and Cash Equivalents	$17,100	$15,893
Voyage receivables from OSG	1,826	5,506
Unrealized gain on interest rate swap	6,469	—
Prepaid Expenses	193	281
Prepaid Technical Management Fee to OSG	1,324	1,324
Total Current Assets	26,912	23,004

Vessels, net	331,103	339,491
Other assets incl. deferred debt issuance cost	1,487	1,567

Total Assets	$359,502	$364,062

Current Liabilities
Accounts payable and accrued expenses	$3,314	$3,895
Unrealized loss on interest rate swap	—	807
Deferred Shipping Revenues	6,126	6,126
Total Current liabilities	9,440	10,828

Long term debt	236,000	236,000

Total Stockholders equity*	114,062	117,234

Total Liabilities and Stockholders’ Equity	$359,502	$364,062

*                    In October 2005, DHT acquired the 7 vessels in its fleet for a total purchase price of $580.6 million from OSG. DHT was required to carry over OSG’s historical book values of the vessels to its books, and the excess of the aggregate purchase price above their historical book value was recorded as a reduction of stockholders’ equity. This reduction amounted to $233 million and represents a deemed dividend to OSG.

EARNINGS CONFERENCE CALL INFORMATION

DHT plans to host a conference call at 9 am ET on August 10, 2006 to discuss the results for the quarter. All shareholders and other interested parties are invited to call into the conference call, which may be accessed by calling (866) 831-6291 within the United States and +1-617-213-8860 for international calls. The passcode is “Double Hull”. A live webcast of the conference call will be available in the Investor Relations section on DHT’s website at http://www.dhtankers.com.

An audio replay of the conference call will be available from 11:00 a.m. ET on August 10, 2006 through midnight ET on August 17, 2006 by calling toll free (888) 286-8010 within the United States or +1-617-801-6888 for international callers. The password for the replay is 48953399. A webcast of the replay will be available in the Investor Relations section on DHT’s website at http://www.dhtankers.com.

Forward Looking Statements

This press release contains assumptions, expectations, projections, intentions and beliefs about future events, in particular regarding daily charter rates, vessel utilization, the future number of newbuildings, oil prices and seasonal fluctuations in vessel supply and demand.  When used in this document, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should,” and “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. These statements are intended as “forward-looking statements.”  All statements in this document that are not statements of historical fact are forward-looking statements.

The forward-looking statements included in this press release reflect DHT’s current views with respect to future events and are subject to certain risks, uncertainties and assumptions.  We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. The reasons for this include the risks, uncertainties and factors described under the section of our prospectus included in our registration statement on Form F-1 entitled “Risk Factors,” a copy of which is available on the SEC’s website at www.sec.gov.  These include the risk that DHT may not be able to pay dividends; the highly cyclical nature of the tanker industry; global demand for oil and oil products; the number of newbuilding deliveries and the scrapping rate of older vessels; the risks associated with acquiring additional vessels; changes in trading patterns for particular commodities significantly impacting overall tonnage requirements; risks related to terrorist attacks and international hostilities; expectations about the availability of insurance; our ability to repay our credit facility or obtain additional financing; our ability to find replacement charters for our vessels when their current charters expire; compliance costs with environmental laws and regulations; risks incident to vessel operation, including discharge of pollutants; and unanticipated changes in laws and regulations.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements included in this press release. DHT does not intend, and does not assume any obligation, to update these forward-looking statements.

CONTACT:  Eirik Ubøe

                      Phone: +44 1534 639 759 and +47 412 92 712

                      E-mail: info@dhtankers.com and eu@tankersservices.com